# AMENDED AND RESTATED MANAGEMENT AGREEMENT

WHEREAS, Becker Capital Management, Inc. (the "Adviser") and Unified Series Trust (the "Trust") entered into a Management Agreement dated November 3, 2003, pursuant to which the Adviser has agreed to act as the sole investment adviser of the Becker Value Equity Fund (the "Fund") (the Management Agreement, as hereby amended and restated, is referred to hereinafter as the "Agreement");

WHEREAS, the Adviser has agreed to permanently reduce its management fee under the Agreement to 1.00% of the Fund's average daily net assets while continuing to provide the same investment advisory services to the Fund; and the Trust has agreed to accept this permanent fee reduction as being in the best interest of Fund shareholders;

NOW, THEREFORE, the parties hereby agree to amend and restate the Agreement in its entirety as follows:

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TO: Becker Capital Management, Inc.
1211 SW Fifth Avenue, Suite 2185
Portland, OR 97204

Dear Ladies and Gentlemen:

The Trust herewith confirms our agreement with you.

The Trust has been organized to engage in the business of a registered open-end investment company. The Trust currently offers several series of shares to investors, one of which is Fund.

You have been selected to act as the sole investment adviser of the Fund and to provide certain other services, as more fully set forth below, and you are willing to act as such investment adviser and to perform such services under the terms and conditions hereinafter set forth. Accordingly, the Trust agrees with you as follows effective upon the date of the execution of this Agreement.

1. ADVISORY SERVICES

You will regularly provide the Fund with such investment advice as you in your discretion deem advisable and will furnish a continuous investment program for the Fund consistent with the Fund's investment objectives and policies. You will determine the securities to be purchased for the Fund, the portfolio securities to be held or sold by the Fund and the portion of the Fund's assets to be held uninvested, subject always to the Fund's investment objectives, policies and restrictions, as each of the same shall be from time to time in effect, and subject further to such policies and instructions as the Board of Trustees for the Trust (the "Board") may from time to time establish. You will advise and assist the officers of the Trust in taking such steps as are necessary or appropriate to carry out the decisions of the Board and the appropriate committees of the Board regarding the conduct of the business of the Fund.